Filed by Bristol-Myers Squibb Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Celgene Corporation
Commission File No.: 001-34912

Explanatory Note: The following is a transcript of Jim Cramer’s interview with Dr. Giovanni Caforio and Mark J. Alles on CNBC’s Squawk on the Street (transmission date: January 7, 2019).

Jim Cramer: Okay, thank you so much. Boy- we’re so excited about this. We’ve got the big deal. We’re going to flesh it out. Dr. Giovanni Caforio, who is the head of Bristol-Myers Squibb, chairman and CEO. And Mr. Mark Alles, he’s the chairman and CEO of Celgene. This is- this is a gigantic deal, and I’ve got to go right to you Giovanni. What did you see in Celgene that the market didn’t given that Celgene was only selling at 6 times earnings before you made the move?

Giovanni Caforio: Well Jim, good morning. This is a great deal, and I’m excited. It’s the right deal at the right time. We are creating an extraordinary company with a focus on science and innovation. Three areas- oncology, autoimmune diseases, cardiovascular disease – these are areas we know well. We diversify our pipeline. We can launch six medicines in the next 24 months. And we’ve got 50 more medicines that we can accelerate to patients. This is a deal that creates value for shareholders from day one.

Jim: I completely agree, and I thought it was ridiculous your stock was down- I know it was because you have a stock component. But, Mark, a lot of people feel that all you have is Revlimid. Could there be anything more wrong about the description of your company.

Mark Alles: Probably not. As Giovanni talks about, there are six medicines set to launch. Five of them come from Celgene’s late stage pipeline. In fact, just before the end of the year, we submitted one of those five –fedratinib for Myelofibrosis - and in fact at this conference just a year ago we licensed it from impact in. And in one year we’ve submitted it to the FDA for approval in a very, very rare but important blood cancer called Myelofibrosis.

Jim: Now, Giovanni, a lot of people feel that you did this- and I’m going to you this term because I see it in the analyst reports, they’re gonna be wrong – that you did it out of desperation because Opdivo’s not beating Merck. You needed to do something. This is something, but all you did is double down on oncology. To me, I think that you took advantage of the fact that the stock was at $90 and it fell to $58. But tell me why you had to do this given the fact that Opdivo’s got so many things in the pipeline, many many tests, although people are starting to doubt it.

Giovanni: Well, I couldn’t be more proud of what we’re doing with Opdivo. In fact, we have 17 indications in the U.S. alone. We’ve transformed lung cancer, kidney cancer, melanoma. We had a great 2018. We have leading shares in all approved indications. Opdivo’s going to grow this year. We have 20 trials coming. Actually, it’s the reason why we did the deal. Because we have two strong franchises with Eliquis and Opdivo. This was the right time for us to add more value drivers, diversify and, again, in areas we know well, where we can add value from day one.

Jim: Now, Mark, FDA approval of 3 late-stage drugs could help with the contingent value. Ozaminod, a lot of people feel that was your previous, it was Bob Hugin, maybe you paid too much. Liso, L-I-S-O. And then you’ve got BB2121 which with bluebird. These all seem like longshots, but perhaps they could come in and get the nine bucks.

Mark: I think the first thing, Jim, is that they’re de-risked assets, they’re not longshots. In fact BB21221 is the most advanced drug in myelomain the CAR-T space, with our partner bluebird bio. We’ve advanced it to a first-in-class, best-in-class. Liso-cel was our Juno acquisition again last year. Liso-cel has its pivotal phase 2 data in lymphoma done. And at ASH last year just in December we presented data in CLL, another indication for liso-cel. So the pivotal trial’s done, and we’re working on the BLA as we speak. We expect to submit it in the first half of the year. Then we get to Ozanimod. Ozanimod we did have a regulatory misstep at the start of last year. We’ve fixed all of the application-related deficiencies. And we look forward to submitting it later this quarter.

Jim: Now I have to tell you because we ought to go over this. I know that Nadim Ahmed, who’s on your call all the time, president of hematology and oncology. He did say we learned a lesson in humility when you do an acquisition. He did say you wouldn’t have submitted the application. It was done by the Receptos people. Has it hurt- has it hurt what Receptos brought to you because you did make that misstep?

Mark: I think that we need to step back from blame. I don’t think that matters at all. I think that what happens in regulatory dossiers often is we take a view that the clinical data and the data for Ozanimod are profoundly good in relapsing multiple sclerosis. And then the application had some missing pieces to it. But that’s not a Receptos problem or a Celgene problem, that’s a judgment question that we’ve corrected and we’re going to submit in March.

Giovanni: And Jim, sorry-

Jim: No go ahead.

Giovanni: One of the things that we do really well at Bristol-Myers Squibb is launching new medicines. We’ve got six medicines potentially to launch. We can’t wait to start working on this. We’re going to do a really great job with those launches.

Jim: A lot of people tell me Giovanni that your science is fabulous, that you did a deep dive, that you kicked the tires, on the drugs that are supposed to take the- really are supposed to take the place if Revlimid goes off patent earlier. But one of the things that Bob Hugin taught me was that he put money in many different companies. Have you analyzed all the pharm team companies? Is there something there we don’t know about?

Giovanni: Well you know that we’ve done a lot of due diligence of course. The companies have been talking for a long time and the last few months we’ve been deep at work together. There are a lot of exciting science platforms. We’ve done business development at Bristol-Myers Squibb all our life as part of our strategy, so we know how to work with biotech companies. We are just going to have many more opportunities to bring forward, really exciting science.

Jim: Mark why doesn’t Otezla come up enough? I mean honestly this thing is growing at 40%, there’s incredible demand. And yet people just say forget that- it’s all about Revlimid.

Mark: Yeah I think Jim, it is mostly about Revlimid, in that it is how biggest selling product. Of course the street has looked at the IP situation on Revlimid, looked out and said can we continue this run? 2018 was a record year for the company. The 4th quarter company will be a record year for the company and the quarter. But it is a Revlimid story until we diversify away from it. Otezla is a part of that story, but by itself is less than 2 billion dollars a year, where Revilmid this year will be above 10 billion. So on a relative basis I understand why the focus has been on Revlimid.

Jim: Ok Bob Hugin can play an open hand, he’s a friend from Summit. You guys are in Summit- Summit, New Jersey. Menendez in the campaign against Bob Hugin kept saying that the reason why you shouldn’t vote for Hugin is endless price increases for Revlimid, what do you say about that?

Mark: What I would say about price increases across the board, is that different companies have their strategies. Celgene, I think Bristol-Myers Squibb have been responsible to price to value. The other thing I would say is that in the last two years if you look at the industry across the board, we’re talking about inflation adjusted pricing that is less than 1% for the entire industry. So it gets a lot of headline and headline risk. But the reality is, drug pricing is attenuating and is coming down year on year on a net basis.

Jim: Ok. I want to talk about somethings that Opdivo are doing, because I got to tell you Giovanni- I’m hearing kidney cancer, I’m hearing indications that we shouldn’t just say, “Oh, Keytruda’s going to beat them.” I’m hearing that over and over again it’s going to be a huge year for that drug, 2019?

Giovanni: It’s going to be a great year 2019 for Opdivo. As I said, the product is going to grow. The medicine is going to grow. We’ve already issued guidance for 19. We’ve got over 20 clinical trials, registrational studies ongoing. There are studies in lung cancer. What’s really exciting also- we have a very large program called adjuvant disease, so we’re going to bring immune-oncology to earlier stages when we can actually have an impact that is very significant on patients. So this is a journey in immune- oncology. And we are just at the beginning, and we are doing really well.

Jim: One last question, because I know politics do play a role these days. Are you able to raise price with immunity? In other words, a lot of companies, drug companies put prices through in 2019. But a lot of drug companies, they fail- they fail with some drugs. Someone has to pay for that. Are you comfortable with the price increases, and do you think that this political environment is going to be too tough?

Giovanni: We are going to continue to be- as we’ve always been- very responsible with drug pricing. We are delivering really innovative medicines that make a really big difference for patients – that’s what we do. And what’s important is that patients have access to medicines. That’s our focus. And so it needs to be affordable. We need to align the incentives in the market, but I am confident that innovation will continue to be rewarded. Remember, we are creating a science leader here. It’s really important, and that’s going to be our focus.

Jim: I am confident that you took advantage of an unbelievably good price, and the combination’s going to be sensational. I love this deal. Dr. Giovanni Caforio- thank you so much- Chairman & CEO of Bristol Myers, and Mark Alles- he is the Chairman & CEO of Celgene. Congratulations, gentlemen, to both of you for a fantastic deal. Right back to you, Carl.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), Bristol-Myers Squibb and Celgene will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Bristol-Myers Squibb registration statement on Form S-4 that will include a joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a prospectus of Bristol-Myers Squibb, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Bristol-Myers Squibb and Celgene. INVESTORS AND SECURITY HOLDERS OF BRISTOL-MYERS SQUIBB AND CELGENE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Bristol-Myers Squibb will be available free of charge on Bristol-Myers Squibb’s internet website at http://www.bms.com under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/investor-contacts.html.  Copies of the documents filed with the SEC by Celgene will be available free of charge on Celgene’s internet website at http://www.celgene.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com.

Certain Information Regarding Participants

Bristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 13, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018. Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 7, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2018, June 19, 2018 and November 2, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control.

Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to non-GAAP earnings per share, capital structure, debt repayment, adjusted leverage ratio and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Bristol-Myers Squibb nor Celgene assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.